UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2020

Commission File Number: 001-38547

Autolus Therapeutics plc

(Translation of registrant’s name into English)

Forest House

58 Wood Lane

White City

London W12 7RZ

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F             ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On January 30, 2020, Autolus Therapeutics plc (the “Company”) issued a press release titled “Autolus Therapeutics Presents Encouraging Additional Data Showcasing Clinical Progress of Programmed T Cell Therapy Pipeline in Blood Cancers.” The press release is attached as Exhibit 99.1 hereto and is incorporated by reference herein.

Information in the attached Exhibit 99.1 is being furnished and this exhibit shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall they be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated January 30, 2019, “Autolus Therapeutics Presents Encouraging Additional Data Showcasing Clinical Progress of Programmed T Cell Therapy Pipeline in Blood Cancers.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Autolus Therapeutics plc

Date: January 31, 2020	By:	/s/ Christian Itin
Name: Christian Itin, Ph.D.
Title: Chief Executive Officer